UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___14___)*

CHOICE HOTELS INTERNATIONAL, INC.

(Name of Issuer)

            Common Stock_____________

(Title of Class of Securities)

__ 169905-10-6______

(CUSIP Number)

Christine A. Shreve —240-295-1600

8171 Maple Lawn Blvd, Suite 375, Fulton, MD 20759

____________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169905-10-6	13D	Page 2 of 4

1	Name of Reporting Person Stewart W. Bainum, Jr (“Mr. Bainum, Jr.” or the “Reporting Person”)
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds 00
5	Check BOX if Disclosure of Legal Proceeding is Required Pursuant to Items 2(C) or 2(E) ☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person with:	7	Sole Voting Power 2,585,452
	8	Shared Voting Power 7,800,056
	9	Sole Dispositive Power 2,585,452
	10	Shared Dispositive Power 7,800,056
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,385,508
12	Check BOX If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.669%
14	Type of Reporting Person IN

CUSIP No. 169905-10-6	13D	Page 3 of 4

Item 1.	Security and Issuer

(a)	Name of Issuer:

Choice Hotels International, Inc.(“The Company”)

(b)	Address of Issuer’s Principal Executive Offices:

1 Choice Circle, Suite 400

Rockville, MD 20850

(c)	Title and Class of Securities:

Common Stock

Item 2.	Identity and Background

(a)	Name:

Stewart W. Bainum, Jr.

(b)	Business Address:

8171 Maple Lawn Blvd, Suite 375

Fulton, MD 20759

(c)	Present Employment and Address:

Chair, Choice Hotels International

1 Choice Circle, Suite 400, Rockville, MD 20850

(d)	Record of Convictions:

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Record of Civil Proceedings:

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

USA

Item 3.	Source and Amount of Funds or Other Consideration

N/A

Item 4.	Purpose of Transaction

On August 10, 2021, three trusts for the benefit of the descendants of Mr. Bainum, Jr.’s brother, Bruce Bainum, for which Mr. Bainum, Jr. serves as Trustee transferred 220,150 shares of common stock of the Issuer from the trusts to Bruce Bainum.

Item 5.	Interest in Securities of the Issuer

(a)	Amount and percentage beneficially owned:

Reporting Person:

The aggregate number and percentage of shares identified pursuant to Item 1 beneficially owned by the Reporting Person is 10,385,508 (18.669%) shares, including 1,000,222 shares owned by the Stewart Bainum, Jr. Declaration of Trust (“SBJTrust”) of which Mr. Bainum, Jr. is the sole trustee and beneficiary. The aggregate number referred to in the preceding sentence also includes 1,417,056 shares owned by Leeds Creek Holdings, LLC whose only member is SBJTrust; 978,482 shares owned by Mid Pines Associates Limited Partnership, in which the SBJTrust is managing general partner and has shared voting authority; 6,821,574 shares owned by Realty Investment Company, Inc., a private family company in which SBJTrust owns voting stock and has shared voting authority; 6,357 shares owned by the Bruce Bainum 2009 Family Trust, 131,221 shares owned by Bruce Bainum 2012 Exempt Family Trust, 21,800 shares owned by the Bruce Bainum 2012 Non Exempt Family Trust, each of which is a trust for the benefit of descendants of Mr. Bainum Jr.’s brother, Bruce Bainum, for which Mr. Bainum, Jr. is trustee and has voting and dispositive authority; 3,181 shares owned directly by Mr. Bainum, Jr.; and 5,615 shares which Mr. Bainum, Jr has the right to acquire pursuant to restricted stock grants vesting through 2024.

(b)	Number of shares as to which such person has:

(i) Sole Voting Power 2,585,452

(ii) Shared Voting Power 7,800,056

(iii) Sole Dispositive Power 2,585,452

(iv) Shared Dispositive Power 7,800,056

(c)	A schedule of transactions effected in the last sixty days is as follows:

Other than the transactions for his brother’s descendants’ trusts described in Item 4 above, Mr. Bainum, Jr. engaged in no other transactions in the last 60 days.

(d)	Ownership of more than five percent on behalf of Another Person:

To the extent that shares of the Issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person’s knowledge, other than Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

(e)	Ownership of Less than Five Percent:

N/A

Item	6 . Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item	7 . Material to be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2021

/s/ Stewart Bainum, Jr
Stewart Bainum, Jr.

BY:	/s/Christine A. Shreve
Christine A. Shreve, Attorney-in-fact